Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)


                                                         Date: November 14, 2005

On November 11, 2005, the New York Stock Exchange, Inc. issued the following bulletin to its members:

                                      * * *

                           Special Membership Bulletin

                         [LETTERHEAD OF RICHARD BERNARD]


DATE:             NOVEMBER 11, 2005

TO:               NYSE MEMBERS

FROM:             RICHARD BERNARD

RE:               NEW YORK STATE TAX TREATMENT OF MERGER PROCEEDS


We have received a number of questions from Members about the tax implications of the NYSE/Archipelago merger and, in particular, the tax treatment by New York State of the merger. NYSE has obtained the advice of its legal counsel that the New York State tax authorities will follow the U.S. federal income tax treatment of the merger. As a result, assuming the merger is treated as a reorganization for U.S. federal income tax purposes, any stock received by a Member in the merger will be non-taxable for New York State tax purposes.

A further tax consideration for Members is the New York State income tax treatment of cash distributions in connection with the merger. Non-residents of New York should be aware that an advisory opinion issued earlier this year by New York State concluded that gain from a non-resident's sale of NYSE seats would be subject to New York State income tax. It is not clear, however, whether for New York State income tax purposes, the cash distributions in connection with the merger would be viewed similarly to the consideration paid upon sale of an NYSE seat . In addition, regardless of the conclusions in advisory opinions, other tax results could prevail if these matters were litigated.

Members are advised to obtain their own tax advice concerning all tax issues, including New York State's deference to the federal tax treatment of the merger and the treatment of any cash distributions received by residents or nonresidents of New York State.

                                   DISCLAIMER

Any federal or state tax advice provided in this communication is not intended or written to be used, and it cannot be used by the recipient or any other taxpayer (i) for the purpose of avoiding tax penalties that may be imposed on the recipient or any other taxpayer, or (ii) in promoting, marketing or recommending to another party a partnership or other entity, investment plan, arrangement or other transaction addressed herein.

          IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention:
Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.